

ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com



SUPPL

June 14, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 15 2006
WASH, D.C.
185
SECTION

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

May 30, 2006 – Investor presentation
June 14, 2006 – Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 14, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – June 14, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of June 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 15.9%based on the June 13, 2006 closing price of Cdn$18.87 per Unit.

The distribution will be payable on July 17, 2006 to Unitholders of record at the close of business on June 30, 2006. The ex-distribution date is June 28, 2006. The cash distribution is based on approximately 59.7 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.225 per Unit if converted using a Canadian/US dollar exchange rate of 1.11. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

ADVANTAGE

AVN.UN
AAV

Advantage Energy Income Fund merger with Ketch Resources Trust

June 2006


Ketch
RESOURCES TRUST


ADVANTAGE
ENERGY INCOME FUND

ADVANTAGE

AVN.UN
AAV

Disclaimer

- The information in this presentation contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.
- All financial figures are in Canadian dollars unless otherwise stated.

www.advantageincome.com

ADVANTAGE

AVN.UN
AAV

Advantage – Ketch Merger

- **Plan of Arrangement**
  - Meeting date June 22, 2006
  - 66 2/3% approval of both Advantage and Ketch Unitholders required
- **Exchange ratio of .565 Units of Advantage for each Ketch Unit**
- **Benefits to Ketch Unitholders**
  - 7.6% premium to April 24, 2006 closing price
  - 8.7% increase in monthly distributions
  - 37.5% increase in RLI
  - Increased exposure to U.S. capital markets through NYSE listing
- **Accretive to Advantage production and cash flow per Unit**
- **Advantage will maintain monthly distribution at $0.25 per Unit**
- **Increased liquidity and greater access to capital**

ADVANTAGE

AVN.UN
AAV

The Combined Entity – Solid Portfolio

- **Q1 2006 production of 30,200 boe/d**


Natural Gas
70%
Crude Oil
23%
NGLs
7%

- **Proven + Probable reserves of 122.6 million boe at December 31, 2005**


Natural Gas
64%
Crude Oil
28%
NGLs
8%

- **P+P Reserve Life Index 11.0 years**
  - Natural gas and NGLs - 10.3 years
  - Crude oil - 13.4 years

ADVANTAGE

AVN.UN
AAV

Merger Strategy – Strong Synergies in all Aspects

	Advantage	Ketch
Reserve base	◆ Long RLI, more mature assets ◆ Resource plays	◆ Newer, less developed assets ◆ Significant undeveloped land base
Development upside	◆ Low risk, infill drilling ◆ 3 to 4 year inventory	◆ Low to medium risk, infill & stepout ◆ 3 to 4 year undeveloped land inventory
Complimentary drilling programs	◆ Summer/Fall	◆ Winter
Management team	◆ Kelly Drader – CEO ◆ Pat Cairns, Sr. VP ◆ Finance/Acquisitions background	◆ Andy Mah, President & COO ◆ Neil Bokenfohr, VP ◆ Operations/Exploitation background
Board representation	◆ Seven	◆ Three

ADVANTAGE

AVN.UN
AAV

Royalty Trust Sector – Enterprise Value Comparison

- **Combined Enterprise Value $2.6 billion**
- **"Right Sized" for accretive growth**



$8,000
$6,000
$4,000
$2,000
$0
($ thousands)
Advantage/Ketch
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

ADVANTAGE

AVN.UN
AAV

Key Financial Information

	Pro-forma
Enterprise value ($billion)	$2.6
Market Capitalization ($billion)	$2.0
2H 2006 production (boe/d)	30,500 – 32,000
Production mix (gas/liquids)	70/30
Annualized Cash flow ($million) (WTI US$72.50/bbl, NYMEX gas US$8.60/mcf, AECO Cdn$8.25/mcf)	$360.0
Annualized Cash flow per Unit	$3.82
2H 2006 Capex ($million)	$80 - $85
Bank debt ($million)	$430
Bank debt to cash flow	1.2x
Payout ratio	78.5%
Units outstanding (million)	94.2

ADVANTAGE

AVN.UN
AAV

Pro-forma Sensitivities – Payout Ratio

(@ 31,250 boe/d)

NYMEX Gas (US$/mcf)	WTI Oil (US$/bbl) $65.00	$72.50	$80.00
$8.00	89%	85%	81%
$9.00	78%	75%	72%
$10.00	70%	67%	64%

ADVANTAGE

AVN.UN
AAV

Combined Entity – Diversified Asset Base



Production: 10,150 boe/d
RLI 10.0 years
Alberta
Saskatchewan
Fontas
Martin Creek
Winter Drilling
Stoddart/North Pine
Boundary Lake
Peace River Arch
Sunset/Valleyview
Westerose
Chip Lake
Edmonton
Brazeau River
Wainwright
Willesden Green
Chigwell
Nevis
Summer Drilling
Banff
Crossfield
Calgary
Shouldice
Bantry
SEAlberta
Medium oil
Medicine Hat
Lookout Butte
Sweetgrass
Canada
USA
Production: 18,650 boe/d
RLI 11.6 years
Oil
Gas
Production: 1,700 boe/d
RLI 10.6 years
Regina
Midale
Steelman

- Combined undeveloped land 487,000 net acres

ADVANTAGE

AVN.UN
AAV

Martin Creek, NE British Columbia



45 miles
Phase 2 Drills
Baldonnel pool - extension
Bluesky pool -extension
Charlie Lake zone - new
Triassic A zone - new
Phase 1 Drills – confirmed
Seismic & geology. Further
exploitation identified.
2005-2006 program
2006-2007 program with coordinates
2006-2007 program

- 146 sections @ 75% WI
- P+P RLI 10.6 years
- 2006 winter program – 25 wells, 100% success rate
- Significant pool extensions & new zones
- Production additions $23,000 per boe/d
- 4 year drilling inventory
- Control facilities and pipelines

ADVANTAGE

AVN.UN
AAV

Fontas, NW Alberta



Extended pool northward
Confirmed infill potential
36 miles
Extended pool southward
2005-2006 program
Tie-in candidate
Major workover

- 252 sections @ 65% WI
- P+P RLI 7.2 years
- 2006 winter program - 13 wells, 100% success rate
- Pool extensions and infill potential
- Production additions $26,000/boe/d
- 3 year drilling inventory
- Control facilities and pipelines

Lookout Butte, Southern Alberta


T3
T2
T1
Lookout Butte
R29
R28
R27W4

- 100% WI operated unit
- P+P RLI 16 years
- Low decline foothills gas accumulation
- OGIP 630 bcf, 346 bcf recovered to date (55%)
- Five potential development locations
- Optimization & shallow drilling opportunities
- Recent light oil discovery (48° API Crude)

Medicine Hat, Alberta


T15
R5
R4
R3
T13

- **24 sections @ 100% WI**
- **P+P RLI 12.3**
- **Shallow, tight gas play**
  - **~ 180 feet of net pay**
- **100 drilling locations**
  - **Cost per boe/d < $10,000**
  - **3 year inventory**
- **60 well recompletion program**
  - **2 year inventory**
- **Infrastructure control**
- **$3.50/boe operating costs**

ADVANTAGE

AVN.UN
AAV

Medicine Hat Well Summary – 1996 to 2006



Operator:
Field:
Zone:
Type: Summary
Group: AVN Med Hat Feb 05
No
Active
Forecast
Production Cums
Oil: 0 MSTB
Gas: 145737 MMSCF
Water: 1.22 MSTB
Cond: 0 MSTB
Current production
15.3 mmcf/d
Acquired by Advantage
Production 5.0 mmcf/d
Production per well
Number of wells
Avg Daily Gas1 - mcf/d
Num Wells
Avg Daily Gas1 per Well - mcf/d
1996
1997
1998
1999
2000
2001
Year
2002
2003
2004
2005
2006

ADVANTAGE

AVN.UN
AAV

Nevis, Alberta


R.22
R.21W4M
Nevis Gas Plant
T.39
T.38
T.37
Advantage land
Wabamun gas well
Wabamun oil well
Older Deep Well Control

- 35 sections @ 93% WI
- P+P RLI 14 years
- Wabamun light oil – 35° to 40° API
- 4 new pool discoveries in past 2 years
- 35 wells drilled to date with a 91% success rate
  - Production additions $16,700 per boe/d
- OOIP 6 million bbls per section
- 3 – 4 years development and infill drilling inventory
- Waterflood recovery upside potential
- Future CO_2 recovery potential

A D V A N T A G E

AVN.UN
AAV

Sunset Triassic 'A' Pool


Montney 'B' Sand Erosional Limit
T70
T69
14-29
Battery
Oil
Water
5m
10m
2005 Program
2006 Program
Advantage Lands
Unit Outline
R20
R19 W5M

- 5.75 sections @ 70% WI
- P+P RLI 36.4 years
- Medium depth light oil play (33º API)
  - ~ 20 feet of net pay
- OOIP: 40.5 million bbls
- Production additions $12,600 per boe/d
- 40 drilling locations
- 3 year inventory
- Optimize waterflood to achieve 40% recovery

ADVANTAGE

AVN.UN
AAV

Horseshoe Canyon CBM Fairway

Edmonton
Red Deer
Calgary
R4W5 R27 R22 R17 R12
R4W5 R29 R24 R19 R14 R9W4
T50 T45 T40 T35 T30 T25 T20 T15

Camrose Joint Venture

Chigwell North Joint Venture

Chigwell

Nevis

Chain

- 53 sections @ 51% WI
- Reserve potential
  1.5 to 4 bcf per section
- 2006 Capex includes $10.6 million for 24.4 net wells plus facilities

ADVANTAGE

AVN.UN
AAV

Historical Performance and Acquisitions

October 4, 2001 – May 30, 2006



$37.00
$32.00
$27.00
$22.00
$17.00
$12.00
$7.00
Unit price
Unit price + cash distributions
Due West
Gascan Resources
Best Pacific
MarkWest
Anadarko
Defiant
331% Total Return
2001
2002
2003
2004
2005
2006

ADVANTAGE

AVN.UN
AAV

Summary

- **Advantage + Ketch =**
  - Diversified, long life production base
  - High netback, high quality assets
  - 3 to 4 year drilling inventory comprised of low to medium risk projects
  - Year-round drilling access
  - Significant undeveloped land base with facility access and control
- **Senior management and technical teams are experienced industry professionals with complimentary skill sets**
  - Establishes a solid foundation of "Properties and People" for continued future growth
  - New Advantage is "Right Sized" and "Well Positioned" to make highly accretive acquisitions
- **Enhances liquidity and increased investor interest through NYSE listing**